UNI[illegible] 09058884
SECURITIES AND [illegible]
Washington, D.C. 20549

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MAR 02 2009
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICA INVEST ONLINE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 JERICHO TURNPIKE
(No. and Street)

JERICHO, NEW YORK 11753
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ORESTE COLELLA (516) 334-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/9

BB 3/17

OATH OR AFFIRMATION

I, ORESTE COLELLA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICA INVEST ONLINE, INC., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

ANDREW W. SCHNALL
Notary Public, State of New York
No. 01SC6154752
Qualified in Nassau County
Commission Expires Oct 23, 2010

2/12/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICA INVEST ONLINE, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

DECEMBER 31, 2008

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

AMERICA INVEST ONLINE, INC.

CONTENTS

DECEMBER 31, 2008

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

AMERICA INVEST ONLINE, INC.

I have audited the accompanying statement of financial condition of America Invest Online, Inc. as of December 31, 2008, and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of America Invest Online, Inc. as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arnold G. Greene

February 27, 2009

AMERICA INVEST ONLINE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash		$ 78,273
Receivables from brokers and dealers:		
Commissions receivables	$15,737	
Good faith deposit account	25,000	
Other	5,100	45,837
Prepaid expenses		2,211
Other assets		1,850
Total assets		**$128,171**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Commissions payable		$ 6,135
Accrued expenses payable		16,011
Total liabilities		**22,146**
Stockholders' equity:		
Common stock, $.01 par value authorized 40,000 shares; issued and outstanding 1,000 shares	$ 10	
Additional paid-in-capital	110,751	
Retained earnings-deficit	(4,736)	
Total stockholders' equity		**106,025**
Total liabilities and stockholders' equity		**$ 128,171**

The accompanying notes are an integral part of these financial statements.

AMERICA INVEST ONLINE, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:		
Commission income		$ 250,810
Other income		86,277
Interest income		3,202
Total revenue		**340,289**
Expenses:		
Officers' salaries	$39,097	
Commission expense	62,219	
Clearing fees	78,377	
Dues and subscriptions	5,463	
Regulatory fees and expenses	2,106	
Rent	27,225	
Professional fees	26,656	
Data support services	17,556	
Telephone	9,222	
Insurance	26,211	
Office supplies and expense	14,464	
Other expenses	44,848	
Total expenses		**(353,444)**
Income (loss) before federal income tax		(13,155)
Less: Federal income tax		(2,157)
Net loss		**($ 15,312)**

The accompanying notes are an integral part of these financial statements.

AMERICA INVEST ONLINE, INC.

STATEMENT OF CASH FLOWS

DECEMBER 31, 2008

Cash flows from operating activities		
Net loss		($ 15,312)
Changes in operating assets and liabilities:		
Decrease in receivables from brokers and dealers	$ 34,880	
Decrease in other receivables	550	
Decrease in other assets	3,691	
Decrease in accrued expenses	(25,171)	
Increase in prepaid expenses	(2,211)	
Total adjustments		11,697
Net decrease in cash and cash equivalents		(3,615)
Cash and cash equivalents-January 1, 2008		**81,888**
Cash and cash equivalents-December 31, 2008		**$ 78,273**

The accompanying notes are an integral part of these financial statements.

AMERICA INVEST ONLINE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

Stockholders equity, January 1, 2008	$ 121,337
Less: Net loss	(15,312)
Stockholders equity, December 31, 2008	**$ 106,025**

The accompanying notes are an integral part of these financial statements.

AMERICA INVEST ONLINE, I NC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

1. **Summary of significant accounting policies:**
Income taxes:

The Company is organized as a corporation. Income taxes are based on the income of the company.

2. **Lease commitment:**
The company leases office space with future minimum lease payments at December 31, 2008 as follows:

2009	23,552
2010	4,042
	$27,594

3. **The following supplementary information is submitted:**
Exemption from Rule 15c-3 is claimed under (k) (2) (ii):

All customer transactions are cleared through another broker dealer, Legent Clearing Corp., on a fully disclosed basis.

4. **Net Capital requirements:**
As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6.67% of aggregated indebtedness, as defined, or $5,000, whichever is greater. Net capital as reported on page 9 of this audited Form X-17A-5 indicates net capital of $101,964, which exceeded the required minimum net capital of $5,000 by $96,964. The Company filed part IIA of Form X-17A-5 (unaudited) and reported the same net capital.

NOTES TO FINANCIAL STATEMENTS CONTINUED:

5. **Information relating to possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission:**
The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2) (i) of the rule.

6. **Computation for determination of reserve requirements under Rule 15c3-3 of the Securities And Exchange Commission:**
The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the rule.

7. **Off-Balance-Sheet risk and concentration of credit risk**
In the normal course of business, the Company may have cash at banks in excess of federally insured limits and is exposed to the credit risk resulting from this concentration of cash.

AMERICA INVEST ONLINE, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2008

Common Stock		$ 10
Additional paid-in-capital		110,751
Retained earnings-deficit		(4,736)
		106,025
Less: non-allowable assets		(4,061)
Net capital before haircuts		101,964
Less: haircuts on securities		-0-
Net capital		**101,964**
Greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $22,146)	$ 1,477	5,000
Excess net capital		**$ 96,964**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 22,146
Percentage of aggregate indebtedness to net capital	22%
Excess net capital at 1000%	**$ 99,749**

The accompanying notes are an integral part of these statements.

AMERICA INVEST ONLINE, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2008

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 101,963
Add: Rounding	1
Net capital per audited report, December 31, 2008	**$ 101,964**

No material differences existed between the unaudited and audited net capital computation.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (516) 742-5813

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders of

AMERICA INVEST ONLINE, INC.

In planning and performing our audit of the financial statements and supplementary schedules of America Invest Online, Inc. (the "Company") for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report recognized that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2009